UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	May 4, 2017

Emclaire Financial Corp
(Exact name of registrant as specified in its charter)

Pennsylvania	001-34527	25-1606091
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

612 Main Street, Emlenton, Pennsylvania	16373
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(844) 767-2311

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01	Entry into a Material Definitive Agreement

On May 4, 2017, Emclaire Financial Corp (“Emclaire”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Northern Hancock Bank and Trust Co., a West Virginia chartered bank (“NHBT”), providing for the merger of NHBT with and into The Farmers National Bank of Emlenton (“Farmers National”), the wholly owned national banking subsidiary of Emclaire (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved by the Boards of Directors of Emclaire and NHBT, upon completion of the Merger, each outstanding share of common stock, par value $10.00 per share, of NHBT issued and outstanding immediately prior to the effective time of the Merger (other than certain shares held directly or indirectly by Emclaire or Farmers National or shares held by shareholders of NHBT who exercise their dissenters’ rights), will be cancelled and converted automatically into the right to receive 0.9793 of a share of common stock, par value $1.25 per share, of Emclaire, subject to adjustment, plus $3.35 in cash.

The Merger Agreement contains customary representations and warranties from both Emclaire and NHBT, and each have agreed to customary covenants, including, among others, covenants relating to: (1) the conduct of NHBT’s business during the interim period between the execution of the Merger Agreement and the completion of the Merger; (2) NHBT’s obligation to convene and hold a meeting of its shareholders to consider and vote upon the approval of the Merger Agreement and the transactions contemplated by it; and (3) subject to certain exceptions, the recommendation by the Board of Directors of NHBT in favor of the approval by its shareholders of the Merger, the Merger Agreement and the other transactions contemplated it. NHBT has also agreed not to (1) solicit proposals relating to alternative business combination transactions or (2) subject to certain exceptions, enter into any discussions, or enter into any agreement, concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.

Completion of the Merger is subject to certain customary conditions, including, among others, (1) approval of the Merger Agreement by NHBT’s shareholders; (2) receipt of required regulatory approvals; and (3) the absence of any injunction, order or other legal restraint prohibiting the completion of the Merger.   Subject to the receipt of all required approvals and the satisfaction of all other conditions, the Merger is expected to be completed in the third or fourth quarter of 2017.

The Merger Agreement contains certain termination rights for Emclaire and NHBT, as the case may be, applicable in the following circumstances:  (1) the mutual written consent of the parties; (2) if the Merger has not been completed by February 28, 2018, but only if the failure to complete the Merger is not due to the failure of the terminating party to comply with the Merger Agreement; (3) the failure of NBHT’s shareholders to approve the Merger Agreement and the Merger by the required vote; (4) a breach of the Merger Agreement by the other party that is not or cannot be cured or is not waived within 30 days after notice of such breach, if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement; (5) if any required regulatory approvals for consummation of the Merger or the other transactions contemplated by the Merger Agreement are denied; (6) by Emclaire if NHBT shall have received a superior proposal and the NHBT Board of Directors enters into an acquisition agreement with respect to a superior proposal and terminates the Merger Agreement or fails to recommend that the shareholders of NHBT adopt the Merger Agreement or if it withdraws, modifies or changes such recommendation in a manner which is adverse to Emclaire; or (7) by NHBT in order to accept a superior proposal, which has been received and considered by NHBT in compliance with the applicable terms of the Merger Agreement. In addition, the Merger Agreement provides that, upon termination of the Merger Agreement in certain circumstances, NHBT may be required to pay Emclaire a termination fee of $250,000.

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The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 10.1 hereto, and is incorporated into this report, by reference.

ITEM 8.01	Other Events

On May 4, 2017, Emclaire and NHBT issued a press release announcing that they had entered into the Merger Agreement. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements do not relate strictly to historical or current facts. Forward-looking statements reflect management’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. They often include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors – many of which are beyond our control – could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Forward-looking statements regarding the transaction are based upon currently available information.

Actual results could differ materially from those indicated in forward-looking statements. Among other factors, actual results may differ from those described in forward-looking statements due to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to obtain such approvals or satisfy such conditions; the anticipated benefits from the proposed transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest rates, laws and regulations and their enforcement, and the degree of competition in our markets; the ability to promptly and effectively integrate the businesses of the companies; the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; changes in asset quality and credit risk; the inability to sustain revenue and earnings; and competitive conditions.

Emclaire’s Annual Report on Form 10-K and other reports filed with the SEC describe some additional factors which could cause actual conditions, events or results to differ significantly from those described in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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Copies of Emclaire’s reports filed with the SEC are available in the Financial Information section of Emclaire’s website, www.emclairefinancial.com. We do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

This Current Report on Form 8-K is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Emclaire and NHBT will file a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Emclaire and NHBT and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of NHBT. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Emclaire by directing such requests to the Secretary of Emclaire (Amanda L. Engles) at 612 Main Street, Emlenton, Pennsylvania 16373, telephone (844) 767-2311, or from NHBT by directing such requests to the Secretary of NHBT (John Ash) 226 Washington Street, Newell, West Virginia 26050, telephone (304) 387-9900.

Participants in the Solicitation

Emclaire and NHBT and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s Web site at www.sec.gov and from Emclaire’s website at www.emclairefinancial.com.

ITEM 9.01	Financial Statements and Exhibits

(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)	Exhibits

The following exhibits are filed herewith.

Exhibit Number	Description

10.1	Agreement and Plan of Merger by and between Emclaire Financial Corp and Northern Hancock Bank and Trust Co., dated as of May 4, 2017
99.1	Joint Press Release dated May 4, 2017

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EMCLAIRE FINANCIAL CORP

Date: May 5, 2017	By:	/s/ William C. Marsh
William C. Marsh
Chairman, President and Chief Executive Officer

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